UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 9 to the Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2008 (as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8 thereto, the “Statement”) by Wavecom S.A. (the “Company”), a French société anonyme. The Statement relates to the tender offer made by Gemalto S.A. (the “Purchaser”), a French société anonyme and a subsidiary of Gemalto N.V. (together with its subsidiaries, “Gemalto”), disclosed in a Tender Offer Statement on Schedule TO originally filed on October 28, 2008 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase (i) Shares, including Shares issued upon the conversion of the OCEANEs, or the exercise of warrants, founder’s share warrants or stock options of the Company at a price of 7.00 euros per Share, that are held by holders who are located in the United States, (ii) ADSs held by holders wherever located, at a price equal to the U.S. dollar equivalent of 7.00 euros per Share, and (iii) OCEANEs held by holders who are located in the United States at a price of 31.30 euros plus unpaid accrued interest per OCEANE, in each case, net to the seller in cash (U.S. dollars in the case of the ADSs tendered and euros in the case of Shares or OCEANEs tendered) without interest and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s U.S. Offer to Purchase, dated October 28, 2008 (the “U.S. Offer to Purchase”) and in the related U.S. Letter of Transmittal (which, together with the U.S. Offer to Purchase and any amendments or supplements thereto, collectively constitute the “U.S. Offer”).

    Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional information.

Item 8 is hereby amended and supplemented by adding the following thereto:

    As indicated in the December 2, 2008 joint press release issued by the Company and Sierra Wireless, Inc. entitled “Sierra Wireless Agrees to Acquire Wavecom in Friendly Deal”, attached hereto as Exhibit 99(a)(25) and incorporated herein by reference in its entirety, on December 2, 2008, Sierra Wireless, Inc. and the Company held conference calls with investors and analysts and made recordings of the conference calls available for replay on December 3, 2008. The transcripts of such conference calls are attached hereto as Exhibit 99(a)(28) and 99(a)(29), respectively, and are incorporated herein by reference in their entirety.

    In addition, on December 3, 2008, Gemalto announced in a press release, which has been filed as Amendment No. 5 to its Schedule TO, that it will not raise its bid for the Company and that it will inform the AMF of its intention to terminate the French Offer.

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
99(a)(25)	Joint press release issued by the Company and Sierra Wireless on December 2, 2008 entitled “Sierra Wireless Agrees to Acquire Wavecom in Friendly Deal”*
99(a)(28)	Transcript of investors and analysts conference call held on December 2, 2008 at 10:30 a.m. (Paris Time)
99(a)(29)	Transcript of investors and analysts conference call held on December 2, 2008 at 8:00 a.m. (Eastern Standard Time)

*Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2008

Wavecom S.A.

BY:	/S/ RONALD D. BLACK
NAME:	RONALD D. BLACK

TITLE:	Chief Executive Officer